

November 12, 2010

John R. Milleson
President and Chief Executive Officer
2 East Main Street
P.O. Box 391
Berryville, VA 22611

> **Re:** **Eagle Financial Services, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-20146**

Dear Mr. Milleson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information*, including a draft of your proposed disclosures to be made in future filings*, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Item 6. Selected Financial Data, page 16

1. Please include in future filings the ratio of your non-performing loans to your total loans and the ratio of your non-performing assets to total assets.

Item 13. Certain Relationships and Related Transactions, page 9

2. We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other customers." Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief